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ASSUMPTIONS FOR ALLEGHENY POWER SYSTEM, INC.


- market purchase of stock for DRISP and ESOP per quarter instead of new issue.

-    $18 million in executive benefits funding yearly.

-    subsidiaries will pay interest and miscellaneous expenses

- The above does not reflect contributions that APS, Inc. may make to any of its non-regulated subsidiaries.

-    APS, Inc. receives funds from Monongahela Power, Potomac
     Edison and West Penn Power to cover the APS, Inc. dividend. The funds are not reflected on the forecast because it is an even receipt and disbursement.